March 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Mr. Eranga Dias

Mr. Evan Ewing

Re:	Lanvin Group Holdings Ltd

Registration Statement on Form F-1

File No. 333-269150

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lanvin Group Holdings Limited (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on March 31, 2023, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you have any questions regarding this filing, please contact Howie Farn of Freshfields Bruckhaus Deringer by phone at + 852 2913 2797 or via email at howie.farn@freshfields.com.

Cc:

Kat Yu David Chan, Chief Financial Officer, Lanvin Group Holdings Limited

Roy Cheng, Chief Risk Officer, Lanvin Group Holdings Limited

Howie Farn, Freshfields Bruckhaus Deringer

[Signature Page Follows]

Very truly yours,

Lanvin Group Holding Limited

By:	/s/ Yun Cheng
Name:	Yun Cheng
Title:	Chairman and Chief Executive Officer

[Signature Page to Acceleration Request Letter]